Filed by Bright Lights Parent Corp.

Pursuant to Rule 425 under the Securities Act of 1933

 and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Bright Lights Acquisition Corp.

Commission File No.: 001-39846

Date: January 11, 2022

The following is a transcript of a presentation by Paul Tran, CEO of Manscaped, Kevin Datoo, COO of Manscaped, and Phillip Unthank, CFO of Manscaped, introduced by Bruce Williams, Analyst at ICR, at the ICR Conference 2022, made available on January 11, 2022, at https://www.wsw.com/webcast/icr7/mans/1601915.

Bruce Williams

Welcome everyone. I want to welcome you to the Manscaped presentation. My name is Bruce Williams from ICR. And I'll be introducing the company. Manscaped is leading men's lifestyle, consumer brand, and male grooming category creator. Trusted by over four million men worldwide, the product range includes a diversified line of premium tools, formulations, and accessories that are intelligently designed to introduce and elevate a whole new self-care routine for men.

I am pleased to introduce the management team of Manscaped. With us we have Paul Tran, CEO and Founder; Kevin Datoo, COO; and Phillip Unthank, CFO to tell you more about the story of Manscaped. Kevin? I mean I’m sorry, well please take it away.

Paul Tran

Thank you, Bruce. Now we know that men are more conscientious of their own self-care now more than ever. And Manscaped is defining a whole new ritual, a whole new routine for men. If you think about it, women led the way decades ago and now men are following. And it's becoming culturally accepted. And in fact, if you are a Gen Z, it's frankly required. So many people in the world, they see our ads, our commercial and our brand, but not many people know how fast we've grown or the scale that we've achieved in such a short amount of time.

We're here to talk about how we went from a $3 million run rate three years ago to nearly $300 million in revenue today with just $23 million of capital raise while profitable and amassing over a million active paying members.

So, let's start from head to toe. It all started with a dream to build the next multi-generational brand, one that speaks to a whole new generation. And to do that, we captured a whole new routine. Before Manscaped there was white space. There was no brand that represented male self-care. But today, when you think about the groin, there is only Manscaped. So very much like Q-Tip or ChapStick, Manscaped defines a category of manscaping.

But how big is this market that we've created? Well, we've deployed over four million of our Lawn Mower trimmers to the market in just the last three years. That might sound like a lot, but there are 43 million millennials in the U.S. and 80 million men in our target demographics. So, with four million trimers deployed and hundreds of millions in revenue, that only represents 5% of the domestic opportunity.

What is staggering is the global opportunity. There are over 900 million income adjusted men in our target demographics worldwide. Now, what we're really excited about is that we've already proven that we can extend beyond the groin into the $70 billion male grooming market. We're already generating significant revenue outside of the groin. And we've been able to create a brand that extends beyond hygiene and self-care into lifestyle. We created one pair of Manscaped boxers for our content piece. And when we ran it, dudes wrote in an asking where they can purchase Manscaped boxers. So far, we've deployed two million pairs of boxers. Now we're not an apparel company, but we are very proud that men are willing and eager to wear our brand on their bodies. To us, that signals that we’re truly a lifestyle brand.

Now you go out there, many men will go out there to get a haircut by a professional, but men aren't going to go out there for someone to trim their nether regions for them. This is a personal care activity. So similar to a toothbrush, this isn't a device that you share. This is a personal care device. So, you see those 900 million men in our target demographics. They are going to eventually need a dedicated groin trimmer. They are not going to risk cutting themselves with any old trimmer. They are going to choose a Manscaped SkinSafe trimmer. And Manscaped owns customers’ trust and mindshare when it comes to safely trimming their family jewels.

Now we have a firm belief that here at Manscaped that as millennials and Gen-Z males get older, manscaping becomes a socially required grooming habit. It’s becoming ingrained in the fabric of our society. Women led the way and now men are following.

This is the Lawn Mower 4.0, this is the fourth iteration of a specifically engineered tool for groin grooming. It features our skin safe technology, it works in wet and dry environments, it's cordless, and it has a detachable replacement blade. Now this detachable replacement blade fuels our subscription program, which we call the Peak Hygiene Plan. Our subscription program now has over a million active paying members.

And we have a mechanism to deploy new products to our members, without them incurring additional costs. So, we’ve launched our shampoo, a million men can get it in their box without incurring any additional costs. When we launch our deodorant, a million men can get it without incurring any additional costs. And what happens when they run out? Well, they come back to us or any of our retail partners to repurchase. We see this as a really strong, competitive advantage that nobody else has.

Our passion and dedication is authentic and our customers can feel it. This is how we're able to achieve a net promoter score of 50. And this is just phenomenal. And our brand is truly resonating, and our brand awareness proves it. We've grown our brand awareness to over 40% in this short period of time.

And what is the outcome of all this? Well, financial success. This is a chart showing the trailing 12 months revenue on a quarterly basis. What we've done is put ourselves in an advantageous position to continue to dominate. And we're really excited about the growth ahead. We've proven that there is so many growth levers that we've already proven. We've developed products that our customers have been begging for, and we're getting ready to launch them. We've also laid the foundation for a global infrastructure to satisfy international demand. The Manscaped brand now resonates in over 38 countries and we've grown our brand presence to phenomenal heights.

So how do we do it? Well, our marketing machine is second to none. We deeply, deeply understand men and we maintain our market IP inhouse, from ideation to scripting, videography to postproduction, ad buying to influencer management, we do it inhouse. This is how we own our brand voice. We become a media powerhouse, that's deploying a $100 million a year, and that genuinely understands the next generation of men.

What's really in interesting is that as we have a really fast cash conversion cycle, as soon as one of our customers purchases a product online, we've already recouped the CAC on that purchase. And seven out of 10, 70% of our customers opt in to becoming a subscriber. So as soon as someone purchases online, we've already recouped the CAC. So, as we deploy a $100 million in advertising and branding, we're able to convert that cash very quickly. This is how we're able to grow from three to 300 million in just 36 months with only $23 million of capital.

And we have been able to achieve amazing marketing efficiency. Our reach is so broad because we see success in all these channels, from motocross to cornhole; MLB to kickboxing, we have a presence in these channels because we’re able to be successful in them. We are the official sponsors of the San Francisco 49ers. We’re the official sponsors of the UFC. We had a car in NASCAR. We took over every single billboard at Penn Station, which was an incredibly fun and profitable campaign.

I remember reading on one of our Instagram posts somebody had commented that “Manscaped is the only brand that could sponsor both drag queens and the UFC.” And when we saw that we realized that we’re really proud of that because it speaks to the diversity and mass market appeal not only our products, but also our brand. But there is so much more to come.

Our partnership with Bright Lights will unlock a whole new world of celebrity partners and endorsement marketing for us. And this is why the partnership is so synergistic and why it's such a perfect fit.

We also believe that social responsibility goes hand-in-hand with financial success. This is why we partnered with the Testicular Cancer Society. In one of our campaigns, we put two golf balls in a blue balloon and taught men how to check themselves for testicular cancer. So Manscaped saves balls from cuts and nicks, and through our close partnership with the Testicular Cancer Society, we help save lives.

Next up, let me invite Kevin Datoo, our President, to talk about the quantitative side of the business.

Kevin Datoo

Thanks, Paul. What I'll do now is take you through the key elements of the business. What makes our business so interesting is that we sell premium priced products, have a subscription component, 50% gross margins, presence in multiple sales channels and have seen early success in international regions. So, we have solid fundamentals and multiple paths to continue growth.

Let's start by looking at the products that we sell today. It's important to note that most players in the space either focus on either hard goods or soft goods. And we don't think like that. We think holistically about the needs of our men and then solve for that complete routine.

So, on the left, you see the Lawn Mower 4.0 trimming device, the hero product that Paul already talked about, which retails for $85. In the middle are the suite of additional products for the groin that collectively comprise this full grooming routine, everything from lotions to apparel like the Boxers.

And then already we started designing products for outside the groin area, like our nose and ear hair trimmer, a foot odor spray and a cologne.

Central to our philosophy at Manscaped is to take the awareness and consideration that our marketing machine has created, and meet customers wherever they are. Since day one we believed in the importance of an omni-channel distribution strategy. And so, now let’s explore each of these channels in turn.

Here we see that our DTC business is anchored by our website, Manscaped.com. Between 2018 and June of 2021, we signed up 2.6 million customers in the U.S. The site is clean, clear, and fast. It talks about our technology, it introduces the routines and it generates a 4% conversion rate, which we think is excellent, especially given the amount of traffic that we drive to the site.

Who is coming through to our site? Well, conventional wisdom says that manscaping is a young man’s game, and we absolutely see great adoption among the millennial population, where the practice is now expected behavior. How we do that is by putting our creative and content in front of these men. And in the U.S. alone, there are two million 17-, 18- and 19-year-olds. So, when they are ready to engage in the practice, we are top of mind.

At the same time, 65% of our customer base is over age 35, which signals that the self-care trend of groin care is resonating with all age cohorts and importantly ones with higher disposable incomes. And we're really excited that we're able to find customers across the whole age spectrum that our messaging really works with men of all ages.

Most of our customers come to the site thinking about the Lawn Mower hero device, we're pretty good at educating them around the power of this full routine. And so, 64% of first-time buyers check out with what we call a starter set. What's a starter set? Well, our most popular one is the Perfect Package. It includes the Lawn Mower, two of our wet products, a pair of boxers with up to six sizes to choose from, a travel bag and a magic mat, which you put on the ground for easy cleanup.

From the customers’ perspective, starter set gets them into the full routine and also unlocked 35% to 40% savings via the bundle. From a business perspective, starters are key. They're the key driver of our $90 initial average order value. And when Paul mentions our cash conversion cycle and how quickly we're able to recoup the dollars we spend in marketing, this is how it works. We put the money out, we recover it through the high AOV and high margin sale. And then we redeploy it over and over again.

And then at the same time, 70% of all of our first-time buyers check out with our quarterly subscription program, which we call the Peak Hygiene Plan. So, the Peak Hygiene Plan started in 2019 as a bit of an experiment. We would send a replenishment blade for the Lawn Mower and we'd look at our inventory and see one of our wet goods that we had enough excess inventory and would send that as a free gift. And so, for $14.99, we get these two products. Customers loved the service. They loved introductions and new products, but they were asking for some control.

So, in March of last year, we created Peak Hygiene Plan 2.0, this evolved program allows members to have full customization over their box. They can select any two of 10 core products in each box. And with this pricing, which is effectively $7.50 per product, it's the best pricing anywhere.

So, bringing this all together, we see that the DTC business has been growing due to a combination of great first-time buyers and repeat order trends. In 2020, we signed up over one million new customers, and we’re doing similar in 2021. The AOV of these customers have grown dramatically, increasing at a 22% CAGR since 2019. At the same time, repeat orders grew from 600,000 to 2.9 million in 2021, which is 128% two-year CAGR.

70% of our customers repeat, whether you come in on subscription or what we call on demand. And the average customer sees 2.9 shipments in the first year. And that's the trend that is causing our repeat revenue to grow from 20% of DTC revenue in 2019 to 40% in 2021. This dependable revenue stream doesn’t require any marketing dollars and is one of the key drivers to scaling our operating margin over time. It's this trend that is driving our constantly improving marketing leverage. As we've seen marketing as a percentage of revenue go from 51% in 2019, to 39% in 2020, to a projected 35% in 2020.

Looking at the other channels for a minute, let's talk about Amazon. 50% of product searches U.S. start on Amazon. It's very important to have a strategy that works in this channel. We do that with a beautiful on-brand homepage seen here on the left and very effective product pages seen here on the right. Over 50,000 ratings of our Lawn Mower device, has allowed us to become the number one men's trimmer in Amazon and is currently driving 25% of U.S. sales.

And then, last but not least, turning to retail. We are now live in 3,500 doors. Our largest presence is Target. We’re also in Best Buy, Macy’s and two of the military exchanges. Where possible, we’ve created differentiated kits that allow us to meet the price and margin goals for this channel, which helps us reduce channel conflict. Picture on the left shows you in aisle of a Target store, and you can see how we started from a two-product facing early on to taking up the whole shelf, with the rest of the competition down below. The picture on the right is our end cap from Father’s Day.

Ultimately retailers are very economically-driven decision makers. They measure sales per linear foot. And so, their willingness and ability to expand with us shows that we're finding great success and nice balance with our retail business.

And with that, I'll turn it back to Paul who will talk about some of the future issues. Paul?

Paul Tran

Thank you, Kevin. As we talk about growth, there are many growth levers. Let's first discuss the first one. We clearly see that male self-care is an expanding business and an expanding category. Manscaped is the leader in this space because we created the category. With over those 900 million men that are going to need a dedicated groin trimer and Manscaped is going to continue to deliver to them. So male growing care, male self-care, the category that Manscaped created will continue to dominate and grow this category.

Another growth lever is that – and we we've grown beyond the groin. In the future you are not going to remember Manscaped that Manscaped start out in the groin. You'll just know that Manscaped is the leading brand in men's self-care. So, we've already de-risked this whole thing and proven that our customers are willing to purchase Manscaped products outside of the groin.

We now have over a million members in our Peak Hygiene program. When we launch our deodorant, a million customers can get it right away at launch right in their box. What other CPG brand can deploy new products to a million captive loyal customers like Manscaped can? I don't think there's another brand that can do that.

When we launch our Weed Whacker, our nose and hair trimmer, we saw a stairstep in revenue. You already know that we we've sold four million Lawn Mowers in the last three years. What we have not talked about is the fact that we have sold over 850,000 Weed Whackers since May of last year. And this number if scaled, it's closer to a million now. As we launch our hardware products, we're going to unlock additional stairstep in growth.

In addition to that, our formulated products drive long-term, lifetime value. So, we will expand formulated products like shampoo, conditioner, deodorant, and deploy them to a million members along with all of our other channels like Amazon and retail. We connect to the youngest of men, and we believe that that's the most valuable cohort. Groin care builds trust, and will extend that trust to cater to the entire body. So, our hardware products will drive stairstep revenue growth and our formulations will drive long-term lifetime value.

Of course, there's also international. We're building a global, multi-generational brand. And international is only a little more than a year old, but it's a very exciting signals that we're seeing. The numbers of international mimic the U.S. So international is just a few years behind. We're seeing international growth more than double year-over-year.

And in this chart, you see that international is a very exciting part of our growth. The data shows that from a revenue perspective, our international business is tracking on the same trajectory as the U.S. business with only a two-year lag. But let me turn it over to Phillip, our CFO, to talk about future performance.

Phillip Unthank

Thanks, Paul. In these three charts, we've summarized the financial outlook. The top chart shows our revenue growing to over $500 million by 2023. The core levers of revenue growth include continued penetration of new customers through the groin grooming routine, expanding our product lines, which will lead to cross sale opportunities, as well as new entry points for first time buyers, continued growth of repeat purchases as we introduce more customers to our brand and continued international expansion, as we've built out teams with dedicated focus on growing these regions.

We've spent the prior years proving these growth levers out; be it the continued success we find in reaching new customers, the adoption of our Weed Whacker nose and ear hair trimmer, the growth of our repeat revenue to now 40% of the U.S. DTC channel and the fact that international sales, represents over 20% of our total revenue.

The second chart shows gross profit. Gross margin is fairly consistent at around 50%, although we have built in elevated costs into 2022, the expectation that the supply chain impacts seen globally will continue to affect the business in the upcoming year. By 2023, we expect that our margin profile will revert to 50% as seen pre-pandemic. Also, important to note that our definition of gross margin is inclusive of all costs to get the product into the customer's hands. So, from a DTC perspective, this is inclusive of all costs, including product fulfillment, shipping and transaction fees.

In the bottom chart, we see adjusted EBITDA growth to 12% by 2023. Adjusted EBITDA is primarily EBITDA plus non-cash equity-based compensation. EBITDA margins expand over time due to a high share revenue attributed to repeat customers global requiring no marketing expense and expanding sales in other channels, primarily retail, which drafts off marketing awareness that we drive through our creative initiatives.

The impact of this is that paid media will continue decreasing as a percentage of revenue as it has historically. Media was 51% in 2019; 39% in 2020, and is estimated to be 35% in 2021.

Overheads, so staffing and facilities hold steady in the forecast at between 10% to 13% of revenue with a notable exception occurring in 2022, as we invest to accelerate hard goods development and grow our international presence. This provides a platform for the expansion of revenues and our product range from 2023 onwards.

I'm often asked by analysts the breakdown of the 10% swing in adjusted EBIDA between 2022 and 2023. This consists of 2% from gross margin as we return to pre-pandemic rates, 6% from an improvement in media performance, due to the dilution from repeat and retail business, and 2% from OpEx returning to standard overhead rate of 13% following the investment year in 2022, a total of a 10% swing year-over-year.

And now let me hand it back to Paul.

Paul Tran

Thank you, Phillip. So, this transaction following redemptions will put roughly $200 million on the balance sheet, while allowing us to be – while we're still profitable and debt free. As a reminder, we've only raised $23 million. So, we don't have a Series C, B, C, D, or E investor that's pushing us to have a high loft evaluation. And because of that we're able to price at a really attractive pricing as we go on the market.

And that concludes our presentation for today. Back to you, Bruce.

Bruce Williams

Thank you. If there are any questions, you can just put them in chat function. Let’s go ahead.

Kevin Datoo

Yes, Bruce, I think, if there's any follow-ups, we're happy to have them.

Bruce Williams

Okay.

Kevin Datoo

Thank you everyone for your time today.

Paul Tran

Thank you.

Bruce Williams

Thank you.

Kevin Datoo

Thank you.

Important Information and Where to Find It

This communication relates to a proposed transaction between Bright Lights Acquisition Corp. (“BLTS”) and Manscaped Holdings, LLC, a Delaware limited liability company (“Manscaped”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the transaction described herein, BLTS and Bright Lights Parent Corp. (“ParentCo”) have filed and intend to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 that was filed with the SEC on January 10, 2022, which includes BLTS’ proxy statement and ParentCo’s prospectus. The proxy statement/prospectus will be sent to all BLTS stockholders. BLTS also will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, investors and security holders of BLTS are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by BLTS through the website maintained by the SEC at www.sec.gov or by directing a request to BLTS to 12100 Wilshire Blvd Suite 1150, Los Angeles, CA 90025, or via email at info@brightlightsacquisition.com or at (310) 421-1472.

Participants in the Solicitation

BLTS and Manscaped and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from BLTS’ stockholders in connection with the proposed transaction. Information about BLTS’ directors and executive officers and their ownership of BLTS’ securities is set forth in BLTS’ filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of ParentCo, BLTS or Manscaped, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Financial Information; Non-GAAP Financial Measures

The financial information and data contained in this communication is unaudited and does not conform to Regulation S-X. Accordingly, such information and data may not be included in, may be adjusted in or may be presented differently in, the registration statement filed by BLTS and ParentCo on January 10, 2022. Some of the financial information and data contained in this communication, such as Adjusted EBITDA, have not been prepared in accordance with United States generally accepted accounting principles (“GAAP”). These non-GAAP measures, and other measures that are calculated using such non-GAAP measures, are an addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to operating income, net income or any other performance measures derived in accordance with GAAP.

BLTS, ParentCo and Manscaped believe these non-GAAP measures of financial results, including on a forward-looking basis, provide useful information to management and investors regarding certain financial and business trends relating to Manscaped’s financial condition and results of operations. Manscaped’s management uses these non-GAAP measures for trend analyses, for purposes of determining management incentive compensation and for budgeting and planning purposes. BLTS, ParentCo and Manscaped believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating projected operating results and trends in and in comparing Manscaped’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. The management of BLTS and ParentCo does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with GAAP.

However, there are a number of limitations related to the use of these non-GAAP measures and their nearest GAAP equivalents. For example, other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore Manscaped’s non-GAAP measures may not be directly comparable to similarly-titled measures of other companies.

Forward-Looking Statements

Certain statements included in this communication that are not historical facts are forward-looking statements within the meaning of the federal securities laws, including safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are sometimes accompanied by words such as “believe,” “continue,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “predict,” “plan,” “may,” “should,” “will,” “would,” “potential,” “seem,” “seek,” “outlook” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. These statements are based on various assumptions, whether or not identified in this communication. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of ParentCo, BLTS and Manscaped. Many factors could cause actual future events to differ from the forward-looking statements in this communication, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of BLTS’ securities, (ii) the risk that the transaction may not be completed by BLTS’ business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by BLTS, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the approval by the stockholders of BLTS, the satisfaction of the minimum trust account amount following any redemptions by BLTS’ public stockholders and the receipt of certain governmental and regulatory approvals, (iv) the inability to complete the PIPE investments, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement (the “Business Combination Agreement”), dated as of November 22, 2021, by and among BLTS, ParentCo, Mower Intermediate Holdings, Inc., a Delaware corporation and a direct wholly owned subsidiary of BLTS, Mower Merger Sub Corp., a Delaware corporation and a direct wholly owned subsidiary of BLTS, Mower Merger Sub 2, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Mower Intermediate Holdings, Inc., and Manscaped, (vi) the effect of the announcement or pendency of the transaction on Manscaped’s business relationships, operating results, and business generally, (vii) risks that the transaction disrupts current plans and operations of Manscaped and potential difficulties in Manscaped employee retention as a result of the transaction, (viii) the outcome of any legal proceedings that may be instituted against Manscaped or against ParentCo or BLTS related to the Business Combination Agreement or the transaction, (ix) the ability to maintain the listing of BLTS securities on the Nasdaq Stock Market or New York Stock Exchange, (x) volatility in the price of BLTS’ securities, (xi) changes in competitive and regulated industries in which Manscaped operates, variations in operating performance across competitors, changes in laws and regulations affecting Manscaped’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, (xiii) the potential inability of Manscaped to increase its production capacity or to achieve efficiencies regarding its production process or other costs, (xiv) the enforceability of Manscaped’s intellectual property, including its patents and trademarks and the potential infringement on the intellectual property rights of others, (xv) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which Manscaped operates, and (xvi) costs related to the transaction and the failure to realize anticipated benefits of the transaction or to realize estimated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of BLTS’ Quarterly Reports on Form 10-Q, the registration statement that includes a proxy statement/prospectus on Form S-4 that ParentCo and BLTS have filed with the SEC and other documents filed by ParentCo and BLTS from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Manscaped, ParentCo and BLTS assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of Manscaped, BLTS or ParentCo gives any assurance that any of them will achieve its expectations.